Exhibit 3.3

State of Delaware Secretary of State Division of Corporations Filed 11:49 AM 02/22/2000 001091803 - 2680091

STATE OF DELAWARE
CERTIFICATE FOR RENEWAL
AND REVIVAL OF CHARTER

Winchester Mining Corporation, a corporation organized under the laws of Delaware, the charter of which was voided for non-payment of taxes, now desires to procure a restoration, renewal and revival of its charter, and hereby certifies as follows:

1.	The name of this corporation is: Winchester Mining Corporation

2.	Its registered office in the State of Delaware is located at 1013 Centre Road City of Wilmington, Zip Code 19805, County of Newcastle. The name and address of its registered agent is The Company Corporation, 1013 Centre Road, Wilmington, Delaware, 19805.

3.	The date of filing of the original Certificate of Incorporation in Delaware was November 6, 1996.

4.	The date when restoration, renewal and revival of the charter of this company is to commence is the 28th day of February, same being prior to the date of the expiration of the charter. This renewal and revival of the charter of this corporation is to be perpetual.

5.	This corporation was duly organized and carried on the business authorized by its charter until the 1st day of March A.D. 1999, at which time its charter became inoperative and void for non-payment of taxes and this certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

IN TESTIMONY WHEREOF, and in compliance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension and restoration of charters, Gary Burnie the last and acting authorized officer hereunto set his hand to this certificate this 10th day of February A.D. 2000.

By: /s/ Wayne Miller Authorized Officer Name: Wayne Miller Title: President

303089.1